CIBT EDUCATION GROUP INC.

International Head Office: Suite 1200, 777 West Broadway Vancouver, BC V5Z 4J7

Tel: 604.871.9909 Fax: 604.871.9919

Email: info@cibt.net Web: www.cibt.net

TSX.V: CPT

January 22nd, 2008

OTC.BB (US): CBTGF

CIBT Expands to 39th Location Globally

CIBT Education Group Inc (TSXV: CPT; OTC.BB (US): CBTGF) reports that its subsidiary, CIBT School of Business & Technology Corp., has signed an agreement to establish a CIBT Vocational and Education Center at the Lianyungang Teachers College (LTC) in Lianyungang City, China. This new CIBT center will deliver a variety of CIBT vocational and business management programs offered by CIBT and its subsidiary, Sprott-Shaw Community Colleges, and CIBT`s US and Canadian academic partners. Programs planned for this location include English training, travel and tourism, digital arts and other business management programs.

Lianyungang is a major coastal city and is a rising center for industry, foreign trade and tourism in eastern China.  With a population of 4.72 million and a GDP of US$8.6 billion, the port city is located at the center of the coast, linking eastern sea routes with western land routes.  With the new Eurasia Continental land-bridge and railway networks, Lianyungang is connected to 40 countries and regions in Europe, South Asia and the Middle East.

About Lianyungang Teachers College:

Fully accredited by the State Ministry of Education in 2000, Lianyungang Teachers College is an amalgamation of three institutions namely: The College of Education (founded in 1978), Haizhou Normal School (founded in 1914), and Lianyungang Normal School (founded in 1984).  The college has 587 faculty members instructing 6,000 students with an additional 10,000 students at affiliated colleges.  LTC has 12 departments offering 33 programs including Chinese, Foreign Languages, Economics, Law, Politics, and Fine Arts.

About CIBT Education Group Inc.:

CIBT Group is an education management and investment company with a special focus on the global education market.  Its two subsidiaries, CIBT School of Business & Technology Corp. and Sprott-Shaw Community College (established in 1903), possess a combined operating history of over 118 years in China and Canada’s education sectors.  CIBT owns and operates a network of 39 business and language colleges with a presence in Canada, China, Vietnam, Jordan and the Philippines.  CIBT delivers North American and Chinese accredited business and management degree programs, automotive, diesel and marine maintenance programs, IT programs, and career/vocational programs through its network of campuses across China and Canada.  In 2006, CIBT initiated plans to aggressively expand its business presence to over 50 CIBT teaching locations in China by 2010 and to establish schools in other parts of Asia including South Korea, Thailand, Malaysia and India.

CIBT Education Group Inc.

“Toby Chu”

Toby Chu

President & CEO

Investor Relations Contact: Vantage Communications * N. America Toll Free: 1-800-574-0901* Email: support@vantageir.com

 THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS NEWS RELEASE. THIS NEWS RELEASE SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SECURITIES IN ANY JURISDICTION.